Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – August 7, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2024, delivering positive momentum in core earnings, new business and book value growth.

Key highlights for the second quarter of 2024 (“2Q24”) include:

•	Core earnings[1] of $1.7 billion, up 6% on a constant exchange rate basis[2] from the second quarter of 2023 (“2Q23”)

•	Net income attributed to shareholders of $1.0 billion, in-line with 2Q23

•	Core EPS[3] of $0.91, up 9%[2] from 2Q23. EPS of $0.52, up 1%[2] from 2Q23

•	Excluding the impact of Global Minimum Taxes (“GMT”)[4], core EPS[3] was $0.94, up 12%[2] from 2Q23

•	Core ROE[3] of 15.7% and ROE of 9.0%

•	LICAT ratio[5] of 139%

•	APE sales up 17%[6], new business CSM up 6%[2] and new business value (“NBV”) up 23%[6] from 2Q23[7]

•	Global Wealth and Asset Management net inflows[6] of $0.1 billion, down from $2.2 billion in 2Q23

•

Bought back 31 million, or $1.1 billion worth of common shares as of July 31, 2024, and plan to buy back the maximum 90 million shares through the current NCIB, representing a capital return of more than $3 billion[8]

“At our Investor Day in June, we communicated our goals of raising the bar on our financial targets. We are pleased to demonstrate continued positive momentum in the second quarter, with core EPS and new business value growth of 9% and 23%, respectively. As part of our transformation toward a higher return and lower risk business, we are proud to have closed the largest UL reinsurance transaction in Canada9 and the acquisition of CQS. Momentum also continued in our growth engines, with Asia delivering strong growth in core earnings, new business CSM and new business value margin6 year-over-year, and Global WAM delivering positive net flows and an improved core EBITDA margin3. We continue to demonstrate that we have a strong track record of execution, and I am confident about the future and our ability to execute against our strategy and deliver value to our shareholders.”

—Roy Gori, Manulife President & Chief Executive Officer

“Adjusted book value per common share3 continued to grow and was up 15% year-over-year. Core ROE of 15.7% in the second quarter reflected strong profitability despite the impact of GMT. Our capital position remained strong with a LICAT ratio of 139%. We have repurchased more than 31 million common shares and are planning on buying back the full 90 million shares under our current program, representing a capital return of over $3 billion.”

—Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	2Q23	Change[2,6]	2024	2023	Change
Net income attributed to shareholders	$1,042	$1,025	(1)%	$1,908	$2,431	(22)%
Core earnings	$1,737	$1,637	6%	$3,491	$3,168	11%
EPS ($)	$0.52	$0.50	1%	$0.97	$1.23	(21)%
Core EPS ($)	$0.91	$0.83	9%	$1.85	$1.63	14%
ROE	9.0%	9.3%	-0.3 pps	8.5%	11.4%	-2.9 pps
Core ROE	15.7%	15.5%	0.2 pps	16.2%	15.2%	1.0 pps
Book value per common share ($)	$23.71	$21.30	11%	$23.71	$21.30	11%
Adjusted BV per common share ($)	$33.96	$29.42	15%	$33.96	$29.42	15%
Financial leverage ratio (%)[3]	24.6%	25.8%	-1.2 pps	24.6%	25.8%	-1.2 pps
APE sales	$1,907	$1,633	17%	$3,790	$3,233	19%
New business CSM	$628	$592	6%	$1,286	$1,034	25%
NBV	$723	$585	23%	$1,392	$1,094	28%
Global WAM net flows ($ billions)	$0.1	$2.2	(96)%	$6.8	$6.6	4%

1

Results by Segment

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	2Q23	Change[2,6]	2024	2023	Change
Asia (US$)
Net income attributed to shareholders	$424	$96	289%	$694	$480	41%

Core earnings	472	353	40%	960	714	40%

APE sales	920	879	7%	1,870	1,747	10%

New business CSM	349	323	10%	713	545	34%

NBV	370	315	19%	713	590	23%
Canada

Net income attributed to shareholders	$79	$227	(65)%	$352	$536	(34)%

Core earnings	402	374	7%	766	727	5%

APE sales	520	322	61%	970	615	58%

New business CSM	76	57	33%	146	103	42%

NBV	159	106	50%	316	198	60%
U.S. (US$)

Net income attributed to shareholders	$98	$136	(28)%	$18	$274	(93)%

Core earnings	303	341	(11)%	638	626	2%

APE sales	93	97	(4)%	206	196	5%

New business CSM	54	77	(30)%	126	147	(14)%

NBV	41	40	3%	78	74	5%
Global WAM

Net income attributed to shareholders	$350	$317	9%	$715	$614	16%

Core earnings	399	320	23%	756	607	24%

Gross flows ($ billions)[6]	41.4	35.2	17%	86.9	74.0	18%

Average AUMA ($ billions)[6]	933.1	814.9	13%	916.7	809.5	13%

Core EBITDA margin (%)	26.3%	24.6%	170 bps	25.9%	23.5%	240 bps

Strategic Highlights

We are expanding our customer reach through strategic partnerships and new product offerings

In Global WAM, we completed the acquisition of CQS, the U.K.-based multi-sector alternative credit manager, which we have co-branded as Manulife | CQS Investment Management and have leveraged these expanded capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings and our larger credit franchise.

In the U.S., we announced a strategic partnership with Annexus – one of the nation’s leading independent product design and distribution companies – to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution.

We are deploying Generative AI and delivering on our Digital, Customer Leader strategic priority

In Asia, we enhanced agent-customer interactions through the launch of an innovative Generative AI agent sales tool in Singapore that enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data, and transaction histories.

In Global WAM, we piloted our Manulife Mandatory Provident Fund (“MPF”) Robo-Advisor in Hong Kong Retirement, a new portal that aims to provide automated portfolio insights and personalized investment tips to our MPF members. This initiative is part of our ongoing commitment to enhancing customer experiences in MPF investment management through digital innovation and strengthening member education.

In Canada, we enhanced our Manulife mobile app for group benefits members by adding mental health features and live support. These services were added in alliance with TELUS Health10 and provide eligible members and their families immediate, personal assistance in navigating the healthcare system to help them understand the types of support available.

In the U.S., we deployed a Generative AI knowledge management chatbot and automated call summarization for our customer service representatives within our Annuities contact center, contributing to an immediate improvement to average handle time. This initiative is part of our continuing efforts to enhance customer experience and streamline processes.

2

We are helping our customers live longer, healthier, and better lives

In the U.S., we advanced our commitment to provide preventative health screenings to customers and further differentiated our solutions by becoming the first U.S. life insurer to offer discounted and prioritized access to Prenuvo – a whole body MRI scan for the early detection of cancer and other diseases – to eligible John Hancock Vitality members.

In Canada, we released our 2023 Wellness Report which highlighted health trends and challenges that affected Canadian employees of our group benefits plan sponsors. This report supports our plan sponsors with valuable, data-driven insights so they can ensure their plan designs are targeting areas of highest concern to help drive better health outcomes for plan members.

Strong earnings results reflect continued business growth, more than offsetting the impact of GMT and reinsurance transactions11

Core earnings of $1.7 billion in 2Q24, up 6% from 2Q23

Our positive momentum continued in 2Q24 with a 6% increase year-over-year, as strong business growth more than offset the impact of GMT.

•	Asia core earnings were up 40%, benefitting from continued business growth momentum and updates to actuarial methods and assumptions in the second half of 2023.

•	Global WAM core earnings grew 23%, driven by higher fee income from favourable market impacts and positive net flows, and a favourable tax true-up.

•	In Canada, strong growth in Group Insurance and favourable net insurance experience contributed to a 7% growth in 2Q24 core earnings.

•	In the U.S., adverse net insurance experience and foregone core earnings from the long-term care reinsurance transaction announced in December 2023 resulted in an 11% decrease in 2Q24 core earnings.

•	In Corporate and Other, core earnings decreased $138 million, reflecting the impact of GMT, higher interest on allocated capital to operating segments and higher workforce-related expenses.

Net Income attributed to shareholders of $1.0 billion in 2Q24, consistent with 2Q23

Net income was in-line compared with 2Q23, as improved market experience and core earnings growth were offset by a $0.3 billion realized loss due to the sale of debt instruments related to the RGA reinsurance transaction. This realized loss was broadly offset by an associated change in other comprehensive income, resulting in a neutral impact to book value. This, along with lower-than-expected returns on alternative long-duration assets mainly related to private equity and real estate investments, contributed to a net charge in market experience in 2Q24.

Continued momentum in new insurance business results and positive net flows in Global WAM

We delivered another quarter of strong new business growth in our insurance businesses with APE sales and NBV hitting record levels in 2Q24, demonstrating the strength and benefits of our diversified portfolio. Overall, our APE sales, new business CSM and NBV increased year-over-year by 17%, 6% and 23%, respectively.

•	Asia continued to generate positive momentum and grew APE sales, new business CSM and NBV by 7%, 10% and 19%, respectively, reflecting higher sales volumes in Japan and Hong Kong in 2Q24. The year-over-year improvement of 3.4 percentage points in NBV margin reflected our pricing discipline and changes in business mix.

•	Canada delivered excellent growth and record level NBV this quarter. Compared with 2Q23, APE sales and NBV increased 61% and 50%, respectively, driven by higher sales volumes in all business units, led by a large-case Group Insurance sale. New business CSM was up 33% driven by margin expansion in Individual Insurance and higher sales volumes in segregated fund products.

•	In the U.S., APE sales decreased 4% year-over-year with a shift in product mix, while NBV was up 3%. New business CSM decreased 30% due to change in product mix and the impact of higher interest rates.

Global WAM net inflows of $0.1 billion in 2Q24, mainly reflecting the strength in our Institutional business, offset by outflows in our Retirement business. Compared with 2Q23, net inflows was $2.1 billion lower.

•	Retirement net outflows of $1.3 billion in 2Q24 compared with net inflows of $0.7 billion in 2Q23, as higher member contributions were more than offset by increased member withdrawals and a large-case retirement plan redemption in the U.S.

•	Retail net outflows of $0.1 billion in 2Q24 were in line with 2Q23, as increased demand for investment products amid equity market recovery and improved investor sentiment was offset by higher redemptions.

3

•	Institutional Asset Management net inflows of $1.4 billion in 2Q24 compared with net inflows of $1.6 billion in 2Q23 as net inflows from CQS were more than offset by higher redemptions in fixed income mandates and lower sales in alternative mandates.

Organic Contractual Service Margin (“CSM”) growth contributing to higher CSM balance

CSM12 was $20,758 million as at June 30, 2024

CSM increased $318 million compared with December 31, 2023. Organic CSM movement contributed $453 million of the increase in the first half of 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience. Inorganic CSM movement was a decrease of $135 million for the same period, primarily driven by the impact of reinsurance transactions, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax CSM net of NCI1 was $18,290 million as at June 30, 2024.

[1]

Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2Q24 Management’s Discussion and Analysis (“2Q24 MD&A”).

[2]

Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of GMT, new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.

[3]	Core EPS, core EPS excluding the impact of GMT, core ROE, core EBITDA margin, adjusted book value per common share (“adjusted BV per common share”) and financial leverage ratio are non-GAAP ratios.
[4]

On June 20, 2024, Canada enacted the Global Minimum Tax Act. The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operate as of June 30, 2024.

[5]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[6]

For more information on annualized premium equivalent (“APE”) sales, NBV, Global Wealth and Asset Management (“Global WAM”) net flows, new business value margin (“NBV margin”), gross flows, and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows and average AUMA are stated on a constant exchange rate basis.

[7]	Refer to “Results at a Glance” for 2Q24 and 2Q23 results.
[8]

NCIB stands for Normal Course Issuer Bid. The estimated capital return is calculated based on MFC share price as of market close on July 31, 2024. See “Caution regarding forward-looking statements” below.

[9]	Also referred to as the RGA reinsurance transaction.
[10]	Telus Health (Canada) Ltd.
[11]	See section A1 “Profitability” in our 2Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
[12]	Net of non-controlling interests.

4

Quarterly Results Conference Call

Manulife will host a conference call and live webcast on its second quarter 2024 results on August 8, 2024, at 8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 6941503#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at manulife.com/en/investors/results-and-reports.

The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until September 7, 2024, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 3700999#).

The Second Quarter 2024 Statistical Information Package is also available on the Manulife website at www.manulife.com/en/investors/results-and-reports.

This earnings news release should be read in conjunction with the Company’s Second Quarter 2024 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/en/investors/results-and-reports.html. The Company’s 2Q24 MD&A and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Anne Hammer (201) 925-1213 ahammer@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

5

Earnings

The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	2Q24	1Q24	2Q23	2024	2023
Core earnings
Asia	$647	$657	$473	$1,304	$962
Canada	402	364	374	766	727
U.S.	415	452	458	867	843
Global Wealth and Asset Management	399	357	320	756	607
Corporate and Other	(126)	(76)	12	(202)	29
Total core earnings	$1,737	$1,754	$1,637	$3,491	$3,168
Items excluded from core earnings:
Market experience gains (losses)	(665)	(779)	(570)	(1,444)	(635)
Change in actuarial methods and assumptions that flow directly through income	-	-	-	-	-
Restructuring charge	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(30)	(109)	(42)	(139)	(102)
Net income attributed to shareholders	$1,042	$866	$1,025	$1,908	$2,431

Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core revenue; adjusted book value; post-tax contractual service margin; and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”). In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); core EPS excluding the impact of Global Minimum Taxes (“GMT”); adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”); and new business CSM.

Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); new business value margin (“NBV margin”); and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 2Q24 MD&A.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2Q24 MD&A, which is incorporated by reference.

6

Reconciliation of core earnings to net income attributed to shareholders – 2Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(64)	(107)	(95)	(46)	(8)	(320)
Items excluded from core earnings	(51)	68	74	14	(37)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(7)	41	-	(42)	(22)	(30)
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings (see above)	64	107	95	46	8	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057

Core earnings, CER basis and U.S. dollars – 2Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings, CER basis(2)	64	107	95	46	8	320
Core earnings, CER basis (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$472		$303
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$472		$303
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

7

Reconciliation of core earnings to net income attributed to shareholders – 1Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(44)	-	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040

Core earnings, CER basis and U.S. dollars – 1Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	1	-	7	3	-	11
Core earnings, CER basis (post-tax)	$658	$364	$459	$360	$(76)	$1,765
Income tax on core earnings, CER basis(2)	67	91	104	58	(33)	287
Core earnings, CER basis (pre-tax)	$725	$455	$563	$418	$(109)	$2,052
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	(7)		-
Core earnings, CER basis (post-tax), US $	$481		$335
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

8

Reconciliation of core earnings to net income attributed to shareholders – 2Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expenses) recoveries
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expenses) recoveries	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests	25	-	-	1	-	26
Participating policyholders	99	21	-	-	-	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(46)	-	-	4	-	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis and U.S. dollars – 2Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	(11)	1	9	3	-	2
Core earnings, CER basis (post-tax)	$462	$375	$467	$323	$12	$1,639
Income tax on core earnings, CER basis(2)	70	97	111	45	(17)	306
Core earnings, CER basis (pre-tax)	$532	$472	$578	$368	$(5)	$1,945
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$341
CER adjustment US $(1)	(16)		-
Core earnings, CER basis (post-tax), US $	$337		$341
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

9

Reconciliation of core earnings to net income attributed to shareholders – YTD 2024

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,357	$522	$2	$809	$(54)	$2,636
Income tax (expenses) recoveries
Core earnings	(131)	(198)	(198)	(104)	25	(606)
Items excluded from core earnings	(134)	76	223	11	(102)	74
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (post-tax)	1,092	400	27	716	(131)	2,104
Less: Net income (post-tax) attributed to
Non-controlling interests	93	-	-	1	-	94
Participating policyholders	54	48	-	-	-	102
Net income (loss) attributed to shareholders (post-tax)	945	352	27	715	(131)	1,908
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(308)	(455)	(814)	(1)	134	(1,444)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(51)	41	(26)	(40)	(63)	(139)
Core earnings (post-tax)	$1,304	$766	$867	$756	$(202)	$3,491
Income tax on core earnings (see above)	131	198	198	104	(25)	606
Core earnings (pre-tax)	$1,435	$964	$1,065	$860	$(227)	$4,097

Core earnings, CER basis and U.S. dollars – YTD 2024

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,304	$766	$867	$756	$(202)	$3,491
CER adjustment(1)	1	-	7	3	-	11
Core earnings, CER basis (post-tax)	$1,305	$766	$874	$759	$(202)	$3,502
Income tax on core earnings, CER basis(2)	131	198	199	104	(25)	607
Core earnings, CER basis (pre-tax)	$1,436	$964	$1,073	$863	$(227)	$4,109
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$960		$638
CER adjustment US $(1)	(7)		-
Core earnings, CER basis (post-tax), US $	$953		$638
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2024 year-to-date core earnings.

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Reconciliation of core earnings to net income attributed to shareholders – YTD 2023

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$958	$735	$439	$707	$316	$3,155
Income tax (expenses) recoveries
Core earnings	(141)	(182)	(196)	(90)	32	(577)
Items excluded from core earnings	(55)	19	126	(2)	(85)	3
Income tax (expenses) recoveries	(196)	(163)	(70)	(92)	(53)	(574)
Net income (post-tax)	762	572	369	615	263	2,581
Less: Net income (post-tax) attributed to
Non-controlling interests	79	-	-	1	-	80
Participating policyholders	34	36	-	-	-	70
Net income (loss) attributed to shareholders (post-tax)	649	536	369	614	263	2,431
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(267)	(191)	(441)	2	262	(635)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(46)	-	(33)	5	(28)	(102)
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
Income tax on core earnings (see above)	141	182	196	90	(32)	577
Core earnings (pre-tax)	$1,103	$909	$1,039	$697	$(3)	$3,745

Core earnings, CER basis and U.S. dollars – YTD 2023

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
CER adjustment(1)	(26)	-	14	5	1	(6)
Core earnings, CER basis (post-tax)	$936	$727	$857	$612	$30	$3,162
Income tax on core earnings, CER basis(2)	135	182	198	90	(31)	574
Core earnings, CER basis (pre-tax)	$1,071	$909	$1,055	$702	$(1)	$3,736
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$714		$626
CER adjustment US $(1)	(31)		-
Core earnings, CER basis (post-tax), US $	$683		$626
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2023 year-to-date core earnings.

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Core earnings available to common shareholders

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core earnings	$1,737	$1,754	$1,773	$1,743	$1,637	$3,491	$3,168	$6,684
Less: Preferred share dividends and other equity distributions	99	55	99	54	98	154	150	303
Core earnings available to common shareholders	1,638	1,699	1,674	1,689	1,539	3,337	3,018	6,381
CER adjustment(1)	-	11	(1)	13	2	11	(6)	6
Core earnings available to common shareholders, CER basis	$1,638	$1,710	$1,673	$1,702	$1,541	$3,348	$3,012	$6,387

(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.

Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core earnings available to common shareholders	$1,638	$1,699	$1,674	$1,689	$1,539	$3,337	$3,018	$6,381
Annualized core earnings available to common shareholders	$6,588	$6,833	$6,641	$6,701	$6,173	$6,711	$6,086	$6,381
Average common shareholders’ equity (see below)	$41,947	$40,984	$40,563	$39,897	$39,881	$41,466	$40,173	$40,201
Core ROE (annualized) (%)	15.7%	16.7%	16.4%	16.8%	15.5%	16.2%	15.2%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$48,965	$48,250	$47,039	$47,407	$45,707	$48,965	$45,707	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,305	$41,590	$40,379	$40,747	$39,047	$42,305	$39,047	$40,379
Average common shareholders’ equity	$41,947	$40,984	$40,563	$39,897	$39,881	$41,466	$40,173	$40,201

Core earnings available to common shareholders excluding the impact of GMT

For the three months ended June 30,
($ millions and post-tax)	2024
Core earnings available to common shareholders	$1,638
Less: GMT included in core earnings	(46)
Core earnings available to common shareholders excluding the impact GMT	$1,684

CSM and post-tax CSM information

($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
CSM	$21,760	$22,075	$21,301	$18,149	$18,103
Less: CSM for NCI	1,002	986	861	780	680
CSM, net of NCI	$20,758	$21,089	$20,440	$17,369	$17,423
CER adjustment(1)	-	23	264	18	214
CSM, net of NCI, CER basis	$20,758	$21,112	$20,704	$17,387	$17,637
Post-tax CSM
CSM	$21,760	$22,075	$21,301	$18,149	$18,103
Marginal tax rate on CSM	(2,576)	(2,650)	(2,798)	(2,474)	(2,645)
Post-tax CSM	$19,184	$19,425	$18,503	$15,675	$15,458
CSM, net of NCI	$20,758	$21,089	$20,440	$17,369	$17,423
Marginal tax rate on CSM net of NCI	(2,468)	(2,542)	(2,692)	(2,377)	(2,546)
Post-tax CSM net of NCI	$18,290	$18,547	$17,748	$14,992	$14,877
(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q24.

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New business CSM(1) detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
New business CSM
Hong Kong	$200	$168	$199	$167	$191	$368	$310	$676
Japan	90	48	42	29	19	138	55	126
Asia Other	188	275	173	206	222	463	368	747
International High Net Worth								231
Mainland China								138
Singapore								244
Vietnam								87
Other Emerging Markets								47
Asia	478	491	414	402	432	969	733	1,549
Canada	76	70	70	51	57	146	103	224
U.S.	74	97	142	54	103	171	198	394
Total new business CSM	$628	$658	$626	$507	$592	$1,286	$1,034	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$-	$2	$2	$4	$4	$2	$5	$-
Japan	-	(1)	(3)	(2)	(2)	(1)	(7)	(8)
Asia Other	-	2	-	3	-	2	(4)	(5)
International High Net Worth								1
Mainland China								(1)
Singapore								-
Vietnam								(4)
Other Emerging Markets								(1)
Asia	-	3	(1)	5	2	3	(6)	(13)
Canada	-	-	(1)	1	(1)	-	(1)	-
U.S.	-	2	1	1	1	2	3	(1)
Total new business CSM	$-	$5	$(1)	$7	$2	$5	$(4)	$(14)
New business CSM, CER basis
Hong Kong	$200	$170	$201	$171	$195	$370	$315	$676
Japan	90	47	39	27	17	137	48	118
Asia Other	188	277	173	209	222	465	364	742
International High Net Worth								232
Mainland China								137
Singapore								244
Vietnam								83
Other Emerging Markets								46
Asia	478	494	413	407	434	972	727	1,536
Canada	76	70	69	52	56	146	102	224
U.S.	74	99	143	55	104	173	201	393
Total new business CSM, CER basis	$628	$663	$625	$514	$594	$1,291	$1,030	$2,153
(1)	New business CSM is net of NCI.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(3)

New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

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Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Net income (loss) attributed to shareholders:
Asia	$582	$363	$615	$84	$130	$945	$649	$1,348
Canada	79	273	365	290	227	352	536	1,191
U.S.	135	(108)	198	72	183	27	369	639
Global WAM	350	365	365	318	317	715	614	1,297
Corporate and Other	(104)	(27)	116	249	168	(131)	263	628
Total net income (loss) attributed to shareholders	1,042	866	1,659	1,013	1,025	1,908	2,431	5,103
Preferred share dividends and other equity distributions	(99)	(55)	(99)	(54)	(98)	(154)	(150)	(303)
Common shareholders’ net income (loss)	$943	$811	$1,560	$959	$927	$1,754	$2,281	$4,800
CER adjustment(1)
Asia	$-	$4	$10	$5	$20	$4	$23	$38
Canada	-	2	(2)	1	2	2	(1)	(2)
U.S.	-	(2)	-	-	15	(2)	17	17
Global WAM	-	4	1	5	5	4	6	12
Corporate and Other	-	2	1	(2)	(16)	2	(19)	(20)
Total net income (loss) attributed to shareholders	-	10	10	9	26	10	26	45
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$10	$10	$9	$26	$10	$26	$45
Net income (loss) attributed to shareholders, CER basis
Asia	$582	$367	$625	$89	$150	$949	$672	$1,386
Canada	79	275	363	291	229	354	535	1,189
U.S.	135	(110)	198	72	198	25	386	656
Global WAM	350	369	366	323	322	719	620	1,309
Corporate and Other	(104)	(25)	117	247	152	(129)	244	608
Total net income (loss) attributed to shareholders, CER basis	1,042	876	1,669	1,022	1,051	1,918	2,457	5,148
Preferred share dividends and other equity distributions, CER basis	(99)	(55)	(99)	(54)	(98)	(154)	(150)	(303)
Common shareholders’ net income (loss), CER basis	$943	$821	$1,570	$968	$953	$1,764	$2,307	$4,845
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$424	$270	$452	$63	$96	$694	$480	$995
CER adjustment, US $(1)	-	(2)	5	1	13	(2)	10	16
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$424	$268	$457	$64	$109	$692	$490	$1,011
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

Adjusted book value

As at ($ millions)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Common shareholders’ equity	$42,305	$41,590	$40,379	$40,747	$39,047
Post-tax CSM, net of NCI	18,290	18,547	17,748	14,992	14,877
Adjusted book value	$60,595	$60,137	$58,127	$55,739	$53,924

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Reconciliation of Global WAM core earnings to core EBITDA

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Global WAM core earnings (post-tax)	$399	$357	$353	$361	$320	$756	$607	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	46	58	55	59	45	104	90	204
Amortization of deferred acquisition costs and other depreciation	49	42	45	41	40	91	80	166
Amortization of deferred sales commissions	19	20	21	19	19	39	40	80
Core EBITDA	$513	$477	$474	$480	$424	$990	$817	$1,771
CER adjustment(1)	-	5	-	6	4	5	5	11
Core EBITDA, CER basis	$513	$482	$474	$486	$428	$995	$822	$1,782
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. Core EBITDA margin and core revenue
	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core EBITDA margin
Core EBITDA	$513	$477	$474	$480	$424	$990	$817	$1,771
Core revenue	$1,948	$1,873	$1,842	$1,783	$1,722	$3,821	$3,478	$7,103
Core EBITDA margin	26.3%	25.5%	25.7%	26.9%	24.6%	25.9%	23.5%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,849	$1,808	$1,719	$1,645	$1,691	$3,657	$3,382	$6,746
Less: Other revenue in segments other than Global WAM	40	58	31	(64)	44	98	70	37
Other revenue in Global WAM (fee income)	$1,809	$1,750	$1,688	$1,709	$1,647	$3,559	$3,312	$6,709
Investment income per financial statements	$4,261	$4,251	$4,497	$4,028	$4,135	$8,512	$7,655	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	564	538	2,674	(2,430)	950	1,102	2,894	3,138
Total investment income	4,825	4,789	7,171	1,598	5,085	9,614	10,549	19,318
Less: Investment income in segments other than Global WAM	4,687	4,649	6,941	1,578	5,010	9,336	10,367	18,886
Investment income in Global WAM	$138	$140	$230	$20	$75	$278	$182	$432
Total other revenue and investment income in Global WAM	$1,947	$1,890	$1,918	$1,729	$1,722	$3,837	$3,494	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(9)	8	63	(54)	7	(1)	19	28
Revenue related to integration and acquisitions	8	9	13	-	(7)	17	(3)	10
Global WAM core revenue	$1,948	$1,873	$1,842	$1,783	$1,722	$3,821	$3,478	$7,103

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets and planned common share buybacks, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

16

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

17